Exhibit 17.1

Stephen J. Sax

April 9, 2012

To the Board of Directors of

Tongli Pharmaceuticals (USA), Inc.

I hereby resign as a director of Tongli Pharmaceuticals (USA), Inc. (the “Company”), effective April 9, 2012.  My resignation is due to the conclusion of the one-year term of the Independent Director Agreement, dated April 14, 2011, between myself and the Company and for personal reasons, and not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

I wish the Company all the best in its future endeavors.

Sincerely, /s/ Stephen J. Sax Stephen J. Sax